The neutral asset allocation mix for [Strategic Income Portfolio/Fidelity Advisor Strategic Income Fund/Fidelity Strategic Income Fund] has been modified as follows (new text is underlined, deleted text is struck through):

The fund's neutral mix, or the benchmark for its combination of investments in each category over time, is approximately ~~40%~~ 45% high yield, ~~30%~~ 25% U.S. Government and investment-grade, 15% emerging markets, and 15% foreign developed markets. In normal market environments, the Adviser expects the fund's asset allocation to approximate the neutral mix within a range of plus or minus 10% of assets per category, although there are no absolute limits on the percent of assets invested in each category. The Adviser regularly reviews the fund's allocation and makes changes gradually over time to favor investments that it believes provide the most favorable outlook for achieving the fund's objective. By allocating investments across different types of fixed-income securities, the Adviser attempts to moderate the significant risks of each category through diversification.